Filed by: Anthem, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities and Exchange Act of 1934

Subject Company: Trigon Healthcare, Inc.
Commission File Number for the Related Registration Statement: 333-88776

On June 4, 2002, Anthem, Inc. provided the following update through its intranet to its associates about the proposed merger.

The Transition Update
No. 1, June 4, 2002

In This Issue:

  •
  Introducing the new Update

  •
  Questions and answers about the transition

  •
  Transition fun facts

Update newsletter debuts today

        Welcome to the first edition of The Transition Update. This electronic newsletter is designed to give Trigon employees and Anthem associates reliable and accurate information on transition news.

        As you know, there is a superb strategic fit between the two companies, and equally important, a superb cultural fit. Both Trigon and Anthem put the customer first and focus on excellence in service and operations. There are many areas for collaboration and sharing of best practices. This newsletter will serve as a tool for Trigon employees and Anthem associates get to know each other and both companies. Building strong working relationships now will lead to a smooth transition in the months ahead.

        Regular features of the Update will include reports from various transition teams; news from Trigon and Anthem; interesting facts and trivia; profiles of key transition or management leaders; answers to your questions; and more. Our goal is to provide you with reliable and accurate transition news.

Questions & Answers

        An important function of The Transition Update is to answer questions submitted from people at Trigon and Anthem. We anticipate getting a wide variety of questions, some that apply to Trigon only, some that are geared toward Anthem and others that apply to both. Therefore, Questions & Answers is the only section of the Update that will vary depending on the audience.

How will the transition process work?

        Trigon and Anthem are in the process of forming "transition teams" that will work through the best practices of both companies and help them combine in the most effective way possible. The transition teams will be guided by the Executive Steering Committee, led by Trigon's Chairman and Chief Executive Officer Tom Snead and Mike Smith, Anthem chief financial officer. Trigon's John Brighton, chief information officer; Tom Byrd, chief financial officer; Anthem's Dave Frick, chief legal and administrative officer; and Jane Niederberger, chief information officer will also serve on the Executive Steering Committee. Others from functional areas of both companies will be involved in the process. We will provide you with more details in the next few weeks as the transition teams come together.

        What would you like to know about the transition? If you have questions, please submit to Monica Kendrick (via Lotus Notes).

Transition Fun Facts

Did you know?

        An important part of developing an effective, cohesive team is learning as much as possible about each other. How much do you know about the states Anthem and Trigon serve? For that matter, how much do you know about your own state? Here's a chance to test—and expand—your knowledge.

	Virginia	Indiana	Kentucky
Capital	Richmond	Indianapolis	Frankfort
State Population (1999)	6,872,912	5,942,901	3,960,825
	Ohio	Connecticut	New Hampshire
Capital	Columbus	Hartford	Concord
State Population (1999)	11,256,654	3,282,031	1,201,134
	Colorado	Nevada	Maine
Capital	Denver	Carson City	Augusta
State Population (1999)	4,056,133	1,809,253	1,253,040

Give us your feedback

        The Transition Update is a regular online newsletter for all Trigon employees and Anthem associates designed to keep you informed during the transition.

        If you have a story idea or question, contact one of the following:

        Trigon: Beth Laws via e-mail, phone (804) 678-0708 or mail drop 46D

        Anthem: Monica Kendrick (via Lotus Notes)

        SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

        This newsletter contains certain forward-looking information about Anthem, Inc. ("Anthem") and the combined company after completion of the transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as "expect(s)", "feel(s)", "believe(s)", "will", "may", "anticipate(s)" and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Anthem, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in public filings with the Securities and Exchange Commission ("SEC") made by Anthem; trends in health care costs and utilization rates; our ability to secure sufficient premium rate increases; competitor pricing below market trends of increasing costs; increased government regulation of health benefits and managed care; significant acquisitions or divestitures by major competitors; introduction and utilization of new prescription drugs and technology; a downgrade in our financial strength ratings; litigation targeted at health benefits companies; our ability to contract with providers consistent with past practice; our ability to consummate Anthem's acquisition of Trigon Healthcare, Inc. ("Trigon"), to achieve expected synergies and operating efficiencies in the Trigon acquisition and to successfully integrate our operations; our expectations regarding the timing, completion and accounting and tax treatments of the transactions and the value of the transaction consideration; and general economic downturns. You are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Anthem does not undertake any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. You are also urged to carefully review and consider the various disclosures in Anthem's various SEC filings, including but not limited to the registration statement on Form S-4, including the preliminary joint proxy statement/prospectus constituting a part thereof, filed by Anthem on May 21, 2002, Anthem's Annual Report on Form 10-K for the year ended December 31, 2001, and Anthem's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2002.

        ADDITIONAL INFORMATION AND WHERE TO FIND IT

        This newsletter may be deemed to be solicitation material in respect of Anthem's proposed merger with Trigon. On May 21, 2002, Anthem filed a registration statement on Form S-4, including a preliminary joint proxy statement/prospectus constituting a part thereof, with the SEC in connection with the proposed merger. Anthem will file an amendment to the registration statement, including a definitive joint proxy statement/prospectus constituting a part thereof, and other documents with the SEC in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS OF ANTHEM ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CONSTITUTING A PART THEREOF, AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, AS THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders of Anthem may obtain the registration statement, including the preliminary joint proxy statement/prospectus constituting a part thereof, the definitive versions of these materials (when they become available), and any other documents filed by Anthem with the SEC for free at the SEC's web site, www.sec.gov, and Anthem shareholders may obtain such documents for free from Anthem Investor Relations at 120 Monument Circle, Indianapolis, IN 46204-4903.

        PARTICIPANTS IN SOLICITATION

        Anthem, its directors and executive officers, other members of its management and certain of its employees may be deemed to be participants in the solicitation of proxies with respect to the proposed merger. Information concerning Anthem's participants in the solicitation of proxies and their direct and indirect interests, by security holdings or otherwise, is set forth in the registration statement, including the preliminary joint proxy statement/prospectus constituting a part thereof. Additional information regarding the interests of Anthem's directors and executive officers in the proposed merger are set forth in the registration statement, including the preliminary joint proxy statement/prospectus constituting a part thereof, and will be set forth in an amendment to the registration statement to be filed with the SEC, including the definitive joint proxy statement/prospectus constituting a part thereof that will be sent to Anthem shareholders.